December 28, 2009

J. Alan Dickerson
Vice President, Cashier & Chief Financial Officer
Cardinal Bankshares Corporation
101 Jacksonville Circle
Floyd, VA 24091

> **Re: Cardinal Bankshares Corporation**
> **Form 10-K for Fiscal Period Ended December 31, 2008**
> **Filed March 19, 2009**
> **File No. 000-28780**

Dear Mr. Dickerson:

We have completed our review of your Form 10-K for Fiscal Year Ended December 31, 2008 and have no further comments at this time.

Sincerely,

Paul Cline
Senior Accountant